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FEB 29 2016

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409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/04/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL CLEARING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA STASNY (312) 395-4366
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CITADEL CLEARING LLC

AFFIRMATION

I, Patricia Stasny, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Citadel Clearing LLC (the "Company"), as of December 31, 2015, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By: Patricia A Stasny Date: 2/19/16

Patricia Stasny, Global Controller of Citadel LLC

OFFICIAL SEAL
BARBARA A HORNE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/17/18

Barbara A. Horne, Notary Public
February 19, 2016

pwc

Report of Independent Registered Public Accounting Firm

To Management of Citadel Clearing LLC:

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of Citadel Clearing LLC at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2016

CITADEL CLEARING LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:		
Cash	$	453,723
Cash segregated under federal regulation		28,100
Securities borrowed		29,221,122
Collateral held under securities loan agreements		3,733,129
Receivable from brokers, dealers, and clearing organizations		131,461
Receivable from affiliated customers		1,750
Other assets		1,357
Total assets	$	33,570,642

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities loaned	$	33,058,975
Payable to brokers and dealers		4,138
Clearance and regulatory fees payable		2,992
Other liabilities		728
Payable to affiliates		673
Payable to affiliated customers		432
Total liabilities		33,067,938
Member's capital		502,704
Total liabilities and member's capital	$	33,570,642

See notes to statement of financial condition.

CITADEL CLEARING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2015
(Expressed in U.S. dollars in thousands)

(1) Organization:

Citadel Clearing LLC (the "Company"), a Delaware limited liability company, which was formed on July 17, 2014, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. The Company was funded on February 4, 2015 and commenced operations on July 13, 2015, when Citadel Securities LLC ("CS-US"), an affiliated U.S. registered broker and dealer, transferred clearing and financing balances held on behalf of affiliated funds to the Company. CCLC Holdings LLC ("CCLH"), an affiliate, is the sole member of the Company. CLP Holdings Six LLC ("CLP6"), an affiliate, is the manager of the Company.

The Company's designated self-regulatory organization is FINRA. The Company is a clearing member of the Depository Trust Company and National Securities Clearing Corporation (together, the Depository Trust and Clearing Corporation, or "DTTC") and is a participant in the Options Clearing Corporation ("OCC") stock loan programs.

The Company was formed to provide certain clearing and financing services to affiliated funds, which had previously been provided by CS-US.

Citadel LLC, an affiliate, provides certain administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is effective through May 1, 2021. Through a contractual agreement, Citadel LLC provides certain information technology systems to NTHFS, which support the administrative services provided by NTHFS.

(2) Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires CLP6 to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Cash

The Company defines cash on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less. Substantially all cash is held at various global financial institutions.

(2) Summary of Significant Accounting Policies, Continued:

Cash Segregated Under Federal Regulation

Cash of $28,000 and $100 has been segregated in a special reserve bank account for the benefit of customers under the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3") and proprietary accounts of brokers and dealers, respectively.

Offsetting Financial Instruments

Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities borrowed and securities loaned are treated as collateralized financings (see Note 5).

Securities borrowing and lending transactions require cash or other financial instruments as collateral to be deposited or taken in. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable, as required. Securities loaned are recorded at the amount of cash collateral and fair value of securities collateral received plus accrued interest payable, as required.

Valuation of Financial Instruments

The Company measures and reports financial instruments held as collateral under securities loan agreements ("Financial Instruments") at fair value, as determined by CLP6. Financial Instruments are generally characterized by the geographies/time zone(s) of trading. The fair value is based on available information and represents CLP6's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by CLP6. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that CLP6 may value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if CLP6 believes that doing so is necessary to better reflect fair value and is consistent with the Company's governing documents.

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between knowledgeable, willing parties, at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of estimation and judgment by CLP6, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

If CLP6 determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Valuation techniques such as an income approach might be appropriate to supplement or replace a market approach in those circumstances. Regardless, however, of the valuation technique and inputs used, the objective for the fair value measurement in those circumstances is unchanged from what it would be if markets were operating at normal activity levels and/or transactions were orderly; that is, to determine the current exit price.

Financial Instruments are valued by CLP6 taking into consideration third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities or brokers and dealers. For certain Financial Instruments,

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

indications of fair value may be quoted by a limited number of market participants. CLP6 may arbitrate the price information received in determining the best estimate of fair value for the Financial Instrument. Financial Instruments also may be valued on the basis of a spread or price differential, as quoted by dealers, to other instruments.

Financial Instruments which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are generally valued at their closing price on the exchange upon which they are principally traded. Such Financial Instruments are generally classified within level 1 of the fair value hierarchy. Valuation adjustments may be applied to the quoted market prices to the extent that exchange-traded Financial Instruments are infrequently traded. Exchange-traded Financial Instruments adjusted from the observable exchange price are categorized within level 2 or level 3 of the fair value hierarchy based on the significance of unobservable inputs to the overall valuation.

For Financial Instruments in which there is no readily determinable available third party pricing, the fair value determined by CLP6 represents its best estimate of fair value. In all instances, any Financial Instrument may either be valued by CLP6 or CLP6 may consider the valuation of such Financial Instrument provided by the person or entity, if any, who controls or manages such Financial Instruments or who is engaged by CLP6 to value such Financial Instruments. CLP6's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument.

The following describes the valuation techniques applied to the Company's major classes of assets and liabilities to measure fair value, including an indication of the level within the fair value hierarchy in which each asset and liability is generally classified. Where appropriate, the description includes details of the valuation models and the key inputs to those models.

Collateral held under securities loan agreements

Collateral held under securities loan agreements may include exchange-traded equity securities and corporate debt securities. Exchange-traded equity securities are valued using exchange quoted market prices and are categorized within level 1 of the fair value hierarchy. The fair value of corporate debt securities is estimated using recently executed or pending transactions, market price quotations (where observable), bond spreads or credit default swap spreads obtained from independent external parties such as vendors and brokers. Corporate debt securities are categorized within level 2 of the fair value hierarchy.

(2) Summary of Significant Accounting Policies, Continued:

Valuation Processes

The price verification methods for Financial Instruments across all levels within the fair value hierarchy include one or more of the following, as applicable:

External Price Comparison
Valuations and prices are compared to pricing data obtained from third parties (including, but not limited to, broker dealers, Thomson Reuters, Bloomberg, and Interactive Data Corporation). Data obtained from the various sources is compared to ensure consistency and validity. When broker dealer quotations are used, greater priority is generally given to executable quotations.

Trade Comparison
Analysis of external trade data is used to determine the most relevant pricing inputs and valuations.

Other Financial Instruments

CLP6 estimates that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

(3) New Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance on the recognition and disclosure of revenue from customers arising from the transfer of goods and services and accounting for certain contract costs. In July 2015, the FASB voted to defer the effective date of the accounting update by one year to annual reporting periods beginning after December 15, 2017. The Company is still evaluating the effect of the updated guidance on the Company's financial condition and regulatory requirements.

(4) Income Taxes:

The Company is disregarded for U.S. federal income tax purposes and generally not subject to U.S. federal or state income tax directly.

In accordance with GAAP, CLP6 has reviewed the Company's tax positions for the period February 4, 2015 (date of funding) through December 31, 2015, and determined that the Company was not required to establish a liability for uncertain tax positions.

(5) Collateralized Transactions:

The Company engaged in securities borrowing and lending transactions with Citadel Institutional Finance Company Ltd. ("CIFC"), an affiliate, (see Note 7) and non-affiliates. The Company manages

(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and set off collateral against any net obligation remaining by the counterparty.

Securities borrowing and lending transactions are collateralized by pledging cash or securities, which typically include equity securities and/or corporate debt securities, and are collateralized as a percentage of the fair value of the securities borrowed or loaned.

Typically, the Company has rights of rehypothecation with respect to the underlying securities received under securities borrowed transactions. As of December 31, 2015, substantially all securities received under securities borrowed transactions have been delivered or repledged in connection with other collateralized financing agreements. The counterparty generally has rights of rehypothecation with respect to securities collateral pledged by the Company for securities borrowed by the Company.

The counterparty generally has rights of rehypothecation with respect to securities loaned from the Company to these counterparties. Also, the Company typically has rights of rehypothecation related to securities collateral received from counterparties for securities loaned to those counterparties. The fair value of the securities collateral received from counterparties is recorded as collateral held for securities loan agreements on the statement of financial condition when the Company has such rights of rehypothecation. As of December 31, 2015, substantially all securities collateral received from counterparties for securities loaned has been delivered or repledged in connection with other collateralized financing agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

As part of these transactions, as of December 31, 2015, the fair value of securities borrowed by the Company was $40,929,789, for which cash of $29,213,112 and securities with a fair value of $12,781,018 were pledged as collateral. The fair value of securities loaned was $31,864,863, for which cash of $29,319,368 and securities with a fair value of $3,733,567 were received as collateral. The fair value of these securities includes accrued coupon interest. Included in securities borrowed and securities loaned on the statement of financial condition is $8,010 of financing interest receivable and $6,478 of financing interest payable, respectively.

(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

Offsetting of Certain Collateralized Transactions

The following table presents information about the offsetting of these instruments as of December 31, 2015.

	Assets as of December 31, 2015					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts [1]	Amounts Offset in the Statement of Financial Condition [2][3]	Net Amounts Presented in the Statement of Financial Condition [1]	Counterparty Netting [2]	Financial Instruments, at Fair Value [2][4][5]	Net Exposure
Assets						
Securities borrowed	$29,221,122	$ —	$ 29,221,122	$ (12,033,378)	$ (16,682,064)	$ 505,680

	Liabilities as of December 31, 2015					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts [1]	Amounts Offset in the Statement of Financial Condition [2][3]	Net Amounts Presented in the Statement of Financial Condition [1]	Counterparty Netting [2]	Financial Instruments, at Fair Value [2][4][5]	Net Exposure
Liabilities						
Securities loaned	$33,058,975	$ —	$ 33,058,975	$ (12,033,378)	$ (19,944,057)	$1,081,540

(1) Amounts include all instruments, irrespective of whether there is a legally enforceable master netting arrangement in place. The gross and net amounts in this table include financing interest receivables or payables related to these transactions.

(2) Amounts relate to master netting arrangements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.

(3) Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting arrangement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

(4) Financial instruments not offset in the statement of financial condition represent the fair value of securities borrowed or loaned in addition to accrued coupon interest. Note that the fair value of securities borrowed in the table only includes securities for which cash collateral was pledged.

(5) Note that the fair value of the financial instruments not offset in the statement of financial condition is limited to the net amount by counterparty reported on the statement of financial condition.

(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

Collateralized Transactions-Maturities and Collateral Pledged

The following table presents gross obligations for securities lending transactions by remaining contractual maturity and class of collateral pledged.

	As of December 31, 2015 Remaining Contractual Maturity	
	Overnight and Open	Total
Securities loaned [1]		
Equity securities	$ 32,045,770	$ 32,045,770
Corporate debt securities	1,006,727	1,006,727
Total	33,052,497	33,052,497
Financing interest payable		6,478
Gross amount presented in the offsetting table above		$ 33,058,975

[1] Amounts presented on a gross basis, prior to netting.

(6) Fair Value Disclosures:

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy):

	Assets at Fair Value as of December 31, 2015				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Collateral held under securities loan agreements	$ 3,695,057	$ 38,072	$ —	$ —	$ 3,733,129
Total assets, at fair value	$ 3,695,057	$ 38,072	$ —	$ —	$ 3,733,129

	Liabilities at Fair Value as of December 31, 2015				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Securities loaned [1]	$ 3,695,057	$ 38,072	$ —	$ —	$ 3,733,129
Total liabilities, at fair value	$ 3,695,057	$ 38,072	$ —	$ —	$ 3,733,129

[1] The securities loaned balance reflects only that portion of the obligation to return securities collateral received.

(Expressed in U.S. dollars in thousands)

(7) Transactions with Related Parties:

Expenses

Pursuant to an administrative services agreement, the Company incurs direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by Citadel LLC and its affiliates, on behalf of the Company. As of December 31, 2015, the Company had a payable to Citadel LLC of $556, which is included in payable to affiliates on the statement of financial condition.

Pursuant to a services agreement, a proportionate share of expenses incurred by the following affiliated entities, KGSF Offshore Holdings Ltd. ("KGOH"), Citadel Wellington LLC ("CWLC"), CLP Holdings LLC ("CLPH"), CGEF Offshore Holdings Ltd. ("GEOH"), CLP6, Citadel Tactical Trading LLC ("CTTC"), Tactical Trading Offshore Holdings Ltd. ("TTOH"), CYFD Offshore Holdings Ltd. ("CYHD"), Citadel Global Equities Fund LLC ("GEFC"), Cyprus Investment Fund LLC ("CYFC"), and CGE Alpha Offshore Holdings Ltd. ("APOH"), for certain administrative services provided by NTHFS are allocated to the Company. The following table presents the Company's portion of expense in relation to these fees outstanding to be paid as of December 31, 2015:

Affiliate	As of December 31, 2015 Payable to affiliates [(1)]
KGOH	$ 47
CWLC	23
CLPH	21
GEOH	7
CLP6	4
CTTC	6
TTOH	3
CYHD	3
GEFC	1
CYFC	1
APOH	1
Total	$ 117

(1) Included within payable to affiliates on the statement of financial condition.

Securities Borrowed and Securities Loaned

On July 13, 2015 (commencement of clearing operations), CS-US transferred clearing and financing balances held on behalf of affiliated funds to the Company for a net cash receipt of $128,945, which was equal to the fair value of such assets and liabilities on the date of transfer. The assets and liabilities were transferred by a novation and represented securities borrowed, collateral held under securities loan agreements and other receivables of $26,388,622 and securities loaned and other payables of $26,517,567. The cash flow impact of the transfer of such assets and liabilities is reflected in the corresponding line items on the Company's statement of cash flows.

(Expressed in U.S. dollars in thousands)

(7) Transactions with Related Parties, Continued:

Securities Borrowed and Securities Loaned, Continued

During the period July 13, 2015 (commencement of clearing operations) through December 31, 2015, the Company engaged in securities borrowing and lending transactions with CIFC. The following table presents information about the fair value of the securities borrowed by the Company from CIFC with the related cash collateral and fair value of securities collateral pledged:

	As of December 31, 2015		
Affiliate	**Fair Value of Securities Borrowed** (1)	**Cash Collateral Pledged**	**Fair Value of Securities Collateral Pledged**
CIFC	$ 10,607,950	$ 10,675,962	$ —

(1) Includes accrued coupon interest of $1,746.

The following table presents information about the fair value of the securities loaned by the Company to CIFC with the related cash collateral and fair value of securities collateral received:

	As of December 31, 2015		
Affiliate	**Fair Value of Securities Loaned** (1)	**Cash Collateral Received**	**Fair Value of Securities Collateral Received** (2)
CIFC	$ 30,217,985	$ 27,626,092	$ 3,733,567

(1) Includes accrued coupon interest of $14,275.
(2) Includes accrued coupon interest of $438.

Included in securities borrowed is $4,042 of financing interest receivable from CIFC.

Clearing Activities

For the period from July 13, 2015 (commencement of clearing operations) through December 31, 2015, the Company conducted clearing activities with the following affiliates and affiliated customers: Citadel Quantitative Strategies Master Fund Ltd. ("QSMF"), Citadel Global Equities Master Fund Ltd. ("GEMF"), Surveyor Capital Ltd. ("SURV"), Citadel Equity Fund Ltd. ("CEFL"), Citadel Global Equities Fund S.à r.l ("GEFS"), Citadel Global Event Driven Master Fund Ltd. ("EDMF"), Ravelin Capital Ltd. ("RVLN"), and Citadel Horizon S.à r.l. ("HORZ") (collectively, the "Affiliated Funds"). Prior to July 13, 2015, CS-US provided these services to the Affiliated Funds. The following table presents net receivables from and payables to affiliated customers for clearing activities as of December 31, 2015.

(Expressed in U.S. dollars in thousands)

(7) Transactions with Related Parties, Continued:

Clearing Activities, Continued

	As of December 31, 2015	
Affiliate	**Receivable from affiliated customers**	**Payable to affiliated customers**
QSMF	$ —	$ 238
GEMF	33	—
SURV	—	103
CEFL	1,406	—
GEFS	—	91
EDMF	3	—
RVLN	3	—
HORZ	—	—
Total	$ 1,445	$ 432

Miscellaneous Related Party Transactions

For the period July 13, 2015 (commencement of clearing operations) through December 31, 2015, the Company provided tri-party repurchase facilitation services to CEFL and GEMF. As of December 31, 2015, interest receivable of $27 and $278 from CEFL and GEMF, respectively, is included in receivable from affiliated customers on the statement of financial condition.

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

(8) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations:

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2015, consist of the following:

	Receivables	**Payables**
Securities failed to deliver/receive	$ 2,953	$ 4,138
Receivables from clearing organizations	128,508	—
Net receivable/payable from/to brokers, dealers, and clearing organizations	$ 131,461	$ 4,138

At December 31, 2015, the entirety of receivables from clearing organizations reflect cash deposits held at the clearing organizations made in the normal course of business. Additionally, at December 31, 2015, the Company has pledged collateral in the form of securities to a custodian with a fair value of $5,267 to fulfill the Company's collateral requirements.

(9) Risk Management:

The Company is subject to various risks, including, but not limited to, market risk, credit risk, and other risks. CLP6 attempts to monitor and manage these risks on an ongoing basis.

Market Risk

Market risk is the potential for changes in the value of securities collateral pledged and/or received under stock borrowing and lending agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CLP6 attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and the instruments used to hedge such Financial Instruments.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Risks may arise associated with the Company's securities borrowing and lending transactions with counterparties as a result of non-performance by the counterparties. The Company attempts to manage this credit risk through collateral monitoring and by carrying minimal excess collateral above the specific collateral requirement computed pursuant to the contractual terms between the Company and the counterparties, as applicable.

The Company is exposed to credit risk in its role as a trading counterparty to dealers and customers, as a holder of securities and as a member of clearing organizations. The Company's customer activities involve the clearing and financing of various transactions. The Company seeks to reduce its exposure to credit risk associated to counterparty nonperformance in its clearing and financing activities by entering into master netting agreements and collateral arrangements with counterparties. These agreements provide the Company with the ability to demand collateral as well as to liquidate collateral and offset receivables and payables covered under the same master agreement in the event of counterparty default. CLP6 monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure, and when necessary, attempts to recall any material excess collateral balances. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing financing sources as deemed appropriate.

The cash balances held at various major financial institutions, which typically exceed government sponsored insurance coverages, also subject the Company to a concentration of credit risk. CLP6 attempts to mitigate the credit risk that exists with these deposits by, among other factors, maintaining these deposits pursuant to segregated custodial arrangements, where possible.

(Expressed in U.S. dollars in thousands)

(9) Risk Management, Continued:

Other Risks

Legal, tax, and regulatory changes could occur during the term of the Company that may adversely affect the Company. In addition, securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. Regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. The effect of any future regulatory change on the Company could be substantial and adverse.

Certain of the Company's financing agreements contain trigger provisions linked to the Company failing to maintain a predetermined level of net asset value or member's capital over certain periods, and/or the decline of the Company's net asset value or member's capital and/or the decline of the Company's excess net capital as defined in SEC Rule 15c3-1 over certain periods. If the counterparty were to exercise its rights under such provisions, it could elect to cause the termination and net settlement of obligations under the Company's outstanding bilateral transactions. As of December 31, 2015, the Company was in compliance with these trigger provisions. CLP6 attempts to manage the risks associated with these provisions as part of its overall risk management process.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CLP6 believes the risk of loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CLP6 believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(10) Regulatory Requirements:

The Company is a registered broker and dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements for their registrants. The Company has elected to use the alternative method as permitted by Rule 15c3-1. At December 31, 2015, net capital was $477,210, which was in excess of the Company's required net capital by $475,710. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

(Expressed in U.S. dollars in thousands)

(10) Regulatory Requirements, Continued:

The Company is also subject to the requirements of Rule 15c3-3 of the SEC. At December 31, 2015, the Company was required to maintain a reserve balance of $3,118 for the exclusive benefit of customers pursuant to Rule 15c3-3. The amount held on deposit in the reserve bank account was $28,000. At December 31, 2015, the amount held on deposit in a reserve bank account for proprietary accounts of brokers and dealers was $100.

(11) Subsequent Events:

The Company has performed an evaluation of subsequent events through February 19, 2016, which is the date the financial statements were available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statements.